Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2005

SYMANTEC CORPORATION

(Exact name of the Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)

000-17781	77-0181864

(Commission File Number)	(IRS Employer Identification No.)

20330 Stevens Creek Blvd., Cupertino, CA	95014

(Address of principal executive offices)	(Zip code)

(408) 517-8000 (The Registrant’s telephone number)

(Former name or former address, if changed since last report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01: REGULATION FD DISCLOSURE
ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
EXHIBIT INDEX

ITEM 7.01: REGULATION FD DISCLOSURE

     Between May 31 and June 3, 2005, executives of Symantec Corporation (“Symantec”) and VERITAS Software Corporation (“VERITAS”) intend to give a series of presentations to investors regarding the proposed merger of the two companies. In addition to merger-related information, the Symantec and VERITAS executives each intend to reaffirm previous guidance for each company’s current fiscal quarter. The slides that will accompany these presentations are attached hereto as Exhibit 99.01.

ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS

(c)	Exhibits.

The following exhibit is furnished herewith:

Exhibit No.	Description
99.01	Slides to be used in a series of joint investor presentations by Symantec and VERITAS executives between May 31 and June 3, 2005 (solely furnished and not filed herewith pursuant to Item 7.01).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2005	SYMANTEC CORPORATION

	By:	/s/ Arthur F. Courville

Arthur F. Courville Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.01 Slides to be used in a series of joint investor presentations by Symantec and VERITAS executives between May 31 and June 3, 2005 (solely furnished and not filed herewith pursuant to Item 7.01).

Exhibit 99.01

Delivering Information Security and Availability

Forward-Looking Statement This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec's and VERITAS' most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. Forward-Looking Statement

Where to Find Additional Information Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS' annual report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on April 6, 2005. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. Additional Information

Strategic Rationale

Access Risk

Balance Access and Risk with Return on Investment Network Application Database OS/Server Storage ACCESS Complexity Risk Availability CIO Balance Security Threats Compliance Business Continuity Performance Security Clients

CIO Priorities: Security and Storage CIO Priorities Reduce IT Cost and Complexity 81% make reducing overall complexity a top priority 70% are looking for a significant payoff from emerging technologies Almost half continue to focus on cost reductions as a top priority Focus on Revenue Generating Programs Delivering greater service to customers is top priority for 72% of CIO's 49% view revenue growth as a top priority Mitigate IT Risk Security continues as a top priority for 84% of CIO's More than half, 59%, have budgeted business continuity initiatives Nearly all (86%) intend to be fully compliant with regulatory requirements Source: CIO Insight, 30 strategies for the year ahead, ZD publishing

Information Security and Information Availability Must Converge Automation Performance Availability Applications Servers Storage Security Convergence Network

Industry Leaders Driving Convergence Driving Convergence Leading Provider of Availability Software Information Availability + = Information Security Leading Provider of Security Software

Category Leadership - Uniquely Positioned to Drive Convergence Storage Software Backup & Recovery Storage Management Vulnerability Mgmt Secure Content Mgmt Security Software Leadership Source: Gartner, IDC Industry leader across all major security and availability categories

1) Source: IDC, 2004. 2) Security Services includes data for U.S. Consulting, Management Services and Education and Training market segments. 3) DBMS Management Software includes data for Data Movement and Replication and Data Management Facilities market segments. Leadership Positions in Large and Growing Markets Well-positioned in large and growing markets Our addressable market has a 12% CAGR Compares with a total software market CAGR of 7% Revenue opportunity drives earnings growth and cash flow Security Software Sys & Nwk Mgmt Security Services Security Appliances Storage Software Clustering DBMS Mgmt $35B $56B Market Size

Competitive Advantages Broad category leadership #1 market share in 6 market segments Unique scale and scope No hardware agenda Strong financial position Large and growing addressable markets Uniquely positioned to drive convergence Competitive Advantage

Integration Update

Integration Priorities Sustain business momentum Deliver on cost synergies Facilities Procurement Headcount redundancies Seize near-term revenue opportunities Communicate product strategy and roadmap to customers Priorities

Product Integration Plans

Phase I — Months 0-6	Phase II — Months 6-12	Phase III — Months 12+
Product Interoperability ▪ Symantec and VERITAS testing and certification **Leverage DeepSight to trigger alerts in Backup products** **Joint Offerings and Solutions** ▪ Resilient Infrastructure/ Business Continuity ▪ E-mail Management ▪ Regulatory Compliance	**Product Integration** ▪ Common user interface ▪ Common licensing ▪ Common install ▪ Live Update integration **Integrated support infrastructure** **Product-to-product integration**	**New information integrity management solutions based on shared technology** **Applications compliance and performance optimization solutions** **Convergence of integration platforms** **Seamless support infrastructure** **Seamless licensing management**





Product Plans 15

Sales and Channel Integration Planning Four-pronged approach to winning in the marketplace Leverage key account relationships and identify cross-selling opportunities Leverage Symantec resellers to expand VERITAS presence in mid-market Leverage online capabilities into mid-market and enterprise accounts Continue to drive consumer sales Revenue synergy opportunities Minimal customer overlap provides cross-selling opportunities into existing installed base Direct sales coverage model Relationship managers identify opportunities Capitalize on sales engineers expertise Sales and Channel Opportunities SYMC Only Overlap VRTS Only Overlap

Integration Summary Infrastructure integration plans People Process Systems Announced leadership in every area of the organization Cost synergies identified Outlined product plans Identified early sales opportunities Finalized sales coverage model Integration Summary Ready to Go, Day 1!

Financials

Financial Metrics* Pro forma revenue expectation of $5 billion for FY06 Related operating expenses expected to be 55% of revenue Expect cost synergies of $100 million to be realized in the first 12 months Non-GAAP EPS is expected to be $0.99, excluding the amortization of deal-related intangibles, the impact of the deferred revenue write-down, restructuring charges, amortization of deferred compensation, and one-time costs associated with the merger Combined entity should generate $400 - $500 million per quarter in cash flow from operating activities Expect total cash of approximately $6 billion at closing Special meetings are scheduled for June 24, 2005 Expect to update guidance after the close Financial Metrics *Financial metrics for the combined company were originally made on announcement date, December 16, 2004

Recent Announcements Share Repurchase Symantec Board authorized the repurchase of an additional $3 billion Effective from close of the merger through March 31, 2006 Expected to be accretive to non-GAAP $0.99 earnings per share forecast VERITAS 1Q05 Reported revenue of $559 million compared to median IBES estimate of $535 million, 4% out-performance GAAP earnings per share of $0.17 Non-GAAP earnings per share* of $0.26 Symantec 4Q05 Reported revenue of $713 million compared to median IBES estimate of $708 million, 1% out-performance GAAP earnings per share of $0.16 Non-GAAP earnings per share* of $0.25 Recent Announcements *See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation

June Quarter Guidance Symantec 1Q06 Forecast Revenue between $700 - $720 million GAAP earnings per share of $0.23 at the mid-point of revenue guidance Non-GAAP earnings per share* of $0.25 at the mid-point of revenue guidance VRTS June Quarter Guidance: Revenue between $500 - 540 million GAAP earnings per share between $0.15 - 0.20 Non-GAAP earnings per share between $0.17 - 0.22 Recent Announcements *See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation

Thank You

Symantec's Reconciliation of non-GAAP to GAAP: Quarter View Symantec Reconciliation

VERITAS Reconciliation of non-GAAP to GAAP: Quarter View VERITAS Reconciliation The non-GAAP financial measures provided herein exclude the impact of non cash charges related to acquisitions, such as the amortization of developed technology, amortization of intangibles, in-process research and development and stock-based compensation expense and the impact of other special items, such as other stock-based compensation expense, gain on strategic investments and related adjustments to provision for income taxes, on our operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Footnotes: A To exclude stock-based compensation expense B To exclude non-cash charges of amortization of intangibles and in-process research and development related to acquisition. C To exclude gain on strategic investments D To adjust the provision for income taxes to reflect the effect of non-GAAP adjustments on net income. E To exclude $30 million related to the Company's expected settlement with the SEC, as described in more detail in Part II, Section 1 of the Company' Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10,2005.